Exhibit 12.1

Ratio of Earnings to Fixed Charges

Amounts in Thousands (except ratios)(1)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Pre-tax income from continuing operations	$199,980	$183,985	$173,758	$158,672	$169,506
Less: Income (loss) from equity investees	492	(901)	(658)	634	212

Pre-tax income from continuing operations before adjustment for income from equity investees	199,488	184,886	174,416	158,038	169,294

Add:
Fixed charges	49,129	47,921	47,324	50,444	34,210
Amortization of capitalized interest	134	80	13	—	—
Distributions from equity investees	1,524	2,378	1,542	1,445	1,310

Less: Capitalized interest	774	1,333	375	—	—

Total	$249,501	$233,932	$222,920	$209,927	$204,814

Fixed Charges
Interest expense	$44,446	$42,833	$43,382	$46,176	$31,108
Capitalized interest	774	1,333	375	–	–

Total interest expense	45,220	44,166	43,757	46,176	31,108
Interest portion of rental expense	3,909	3,755	3,567	4,268	3,102

Total	$49,129	$47,921	$47,324	$50,444	$34,210

Ratio of Earnings to Fixed Charges	5.1	4.9	4.7	4.2	6.0

(1)	The Company had no preferred stock outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.